

08026470

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

PROCESSED

MAR 19 2008

THOMSON
FINANCIAL

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 45078

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___01/01/07___ AND ENDING___12/31/07___
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Capital Select Investments Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

28 South Court Street
(No. and Street)

Sullivan   Indiana   47882
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
___Jeffrey L. Weber___   ___(812) 268-3777___
                                        (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

___Bray & Associates CPA's, LLC___
(Name – if individual, state last, first, middle name)

P.O. Box 5   Greencastle,   Indiana   46135
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

SEC
Mail Processing
Section

FEB 28 2008

Washington, DC
101

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)



OATH OR AFFIRMATION

I, ___Jeffrey L. Weber_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___Capital Select Investments Corp._____, as of ___December 31,_____, 20_07___, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____   _____
                                                                                                                              Signature

                                                                                                                      ___President___
                                                                                                                              Title

___Cami A Shorter_____
         Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent Auditors Report on Internal Accounting Control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

CAPITAL SELECT INVESTMENTS CORP.
FINANCIAL STATEMENTS

DECEMBER 31, 2007

CAPITAL SELECT INVESTMENTS CORP.
Sullivan, Indiana
TABLE OF CONTENTS

Bray & Associates CPA's, LLC
CERTIFIED PUBLIC ACCOUNTANTS

P.O. BOX 5
GREENCASTLE, IN 46135
(765) 653-8448
FAX (765) 653-3559

A. DAVID BRAY, C.P.A.
EDWARD H. HAMMOND
Maurice L. Michel, P.A., E.A.

MEMBERS OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

INDIANA CERTIFIED PUBLIC
ACCOUNTANTS SOCIETY

Independent Auditor's Report

To the Board of Directors
Capital Select Investments Corp.
28 S. Court Street
Sullivan, Indiana 47882

We have audited the accompanying Balance Sheet of Capital Select Investments Corp. (a Indiana Corporation) as of December 31, 2007 and the related statements of income, retained earnings, and cash flows for the year ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Capital Select Investments Corp. as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information on pages 8 through 12 is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Bray & Associates CPA's, LLC
February 21, 2008

Page 1

Capital Select Investments Corp.
Balance Sheet
December 31, 2007

Dollars

ASSETS

Cash and due from banks	$	30,001
Deposit with clearing broker		15,000
Commissions receivable		144,306
Intangible assets (Net Amortization)		4,910

Total Assets $ <u>194,217</u>

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:

Accounts payable and accrued expenses	$	83,922
Payroll Taxes Payable		2,023

Total Liabilities $ 85,945

Stockholders' Equity

Common Stock no par value; 1000 shares authorized;		
and outstanding	$	2,076,998
Additional paid in capital		458,951
Accumulated deficit		(2,427,677)

Total Stockholders' Equity   <u>108,272</u>

Total Liabilities and Stockholders' Equity $ <u>194,217</u>

See Accompanying Notes and Accountant's Report

Capital Select Investments Corp.
Statement of Income
For the Year Ended December 31, 2007

	Dollars	
Revenues:		
Commissions	$ 618,951	
Interest	3,195	
Total Revenues		$ 622,146
Expenses:		
Compensation and related expenses	$ 364,279	
Clearing fees and exchange charges	8,285	
Professional fees	6,830	
Communications	2,523	
Intangible amortization	2,000	
General and administration	297,749	
Total Expenses		681,666
Other Income		35,000
Net Income Before Income Taxes		(24,520)
Income Taxes		(404)
Net Income		$ (24,924)

See Accompanying Notes and Accountant's Report

Capital Select Investments Corp.
Statement of Cash Flows
For the Year Ended December 31, 2007

		Dollars		
Cash Flows from Operating Activities:				
Net Loss	$	(24,924)		
Adjustments to reconcile net income to net cash by operating activities:				
Intangible amortization		2,000		
Decrease in Commission Receivable		27,116		
Decrease in Accounts Payable		(20,205)		
Decrease in Payroll Taxes Payable		(494)		
Net Cash from operating activities			$	(16,507)
Cash Flows from Investing Activities:				
Fixed assets expenditures and intangible	$	0		
Net Cash from Investing Activities				0
Cash Flows from Financing Activities:				
Net Cash from Investing Activities				0
Net change in cash and cash equivalents			$	(16,507)
Cash and cash equivalents at beginning of period				46,508
Cash and cash equivalents at end of period			$	30,001
Supplemental disclosures of cash flow information:				
Interest Paid during the period				0
Income taxes (State and Federal)				404

See Accompanying Notes and Accountant's Report

Capital Select Investment Corp.
Statement of Changes in Stockholders' Equity
Year Ended December 31, 2007

Dollars

	Common Stock	Paid In Capital	Accumulated Deficit	Total
Balance, December 31, 2006	$ 2,076,998	$ 458,951	$ (2,402,753)	$ 133,196
Net Loss			(24,924)	(24,924)
Balance December 31, 2007	$ 2,076,998	$ 458,951	$ (2,427,677)	S 108,272

See Accompanying Notes and Accountant's Report

Note 1 - Summary of Significant Accounting Policies

Nature of Business: Capital Select Investments Corp. (the Company) is a registered securities broker/dealer and is a member of the National Association of Securities Dealers (NASD). The Company operates from locations in Indiana, and is currently licensed to conduct business in Indiana, Illinois, Kentucky, Florida, New Jersey, Ohio and Pennsylvania. It operates as an introducing broker using the services of other brokers to clear bond and equity transactions and offers fixed and variable annuity investment products to clear bond and equity transactions and offers fixed and variable annuity investment products from a number of insurance companies.

Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Recognition: Securities transactions and the related commission revenues and expenses are recorded on trade date.

Statement of Cash Flows: Cash and cash equivalents include cash on deposit at banks. The Company reports net cash flows from the change in its notes payable, which are short term borrowing from its banks.

Note 2- Commitments

The Company's agreement with its clearing broker requires the maintenance of a deposit, with the clearing broker, of at least $15,000. This deposit earns interest and is currently invested in a money market fund of the clearing organization.

Note 3- Amortization

Intangibles are amortized over 15 years using the straight line method.

Note 4- Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). Under this rule, the Company is required to maintain "net capital" equivalent of $ 5,000 or 6.2/3% of "aggregate indebtedness," whichever is greater. As of December 31, 2007, the net capital required was $ 5,730.

Net Capital and aggregate indebtedness, changes from day to day, but at December 31, 2007, the Company had excess net capital and a net capital requirement of $ 66,901 and $ 5,733 respectively. Compliance with the net capital rule can have the effect of restricting the payment of dividends.

Income Taxes

No income taxes have been accrued due to carry forward of losses from prior years.

Note 5-Related Party

Capital Management Advisory Services, Inc. and Capital Select Investment Corp. have entered into an expense agreement. Pursuant to this agreement, Capital Select Investment Corp. paid Capital Management Advisory Services $207,928 during the year ended December 31, 2007.

CAPITAL SELECT INVESTMENT CORP.

SUPPLEMENTAL INFORMATION

December 31, 2007

Capital Select Investment Corp.

Reconciliation of Audited and Unaudited Reports

December 31, 2007

Dollars

Assets		As Reported	Adjustments Debit	Adjustments Credit		As Audited
Cash	$	29,976			$	29,976
Clearing Account		15,000				15,000
Receivables	$	249,165		104,859		144,306
Other Assets		4,935				4,935
Total Assets	$	299,076			$	194,217
Liabilities						
Liabilities and Accrued Expense	$	141,520	55,575		$	85,945
Stockholder Equity						
Common Stock		2,076,998				2,076,998
Paid in Capital		458,951				458,951
Retained Earnings		(2,378,393)	49,284			(2,427,677)
Total Equity	$	157,556			$	108,272
Total Liabilities and Stockholder Equity	$	299,076	$ 104,859	$ 104,859	$	194,217

See Independent Auditor's Report on Supplemental Information

Capital Select Investments Corp.

Schedule 2

Explanation of Audit Adjustment

| | Dollars | |
	Debit	Credit
Accounts Receivable		104,859
Commissions Concessions	104,859	
Commission Payable	55,575	
Accounts Receivable that have been cancelled & Related Commission Payable		55,575

See Independent Auditor's Report on Supplemental Information

Page 9

Capital Select Investments Corp.

Reconciliation of Adjusted Net Capital as Reported
Compared to Amount Previously Reported by Broker-Dealer
December 31, 2007

Dollars

	As Reported	Adjustment	As Corrected
Total Ownership	$ 157,556	(49,284) $	108,272
Less: Non Allowable	90,655	(49,284)	41,371
Net Capital before Haircuts	66,901		66,901
Haircuts	0		0
Net Capital	66,901		66,901
Less Capital Required Minimum Net Capital Required	9,434	(3,702)	5,732
Net Capital in Excess	57,467	3,702	61,169
Total Liabilities	$ 141,520	(55,625) $	85,895

Total Aggregate Indebtedness $ 85,895
Minimum required Capital is 6 2/3% of 85,895 = 5734

See Independent Auditor's Report on Supplemental Information

Bray & Associates CPA's, LLC
CERTIFIED PUBLIC ACCOUNTANTS

P.O. BOX 5
GREENCASTLE, IN 46135
(765) 653-8448
FAX (765) 653-3559

A. DAVID BRAY, C.P.A.
EDWARD H. HAMMOND, P.A.
Maurice L. Michel, P.A., E.A.

MEMBERS OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

INDIANA CERTIFIED PUBLIC
ACCOUNTANTS SOCIETY

REPORT OF INDEPENDENT AUDITOR'S ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

Board of Directors
Capital Select Investments Corp.

In planning and performing our audit of the financial statements and supplemental schedules of Capital Select Investments Corp. for the year ended December 31, 2007, we considered its internal control structure, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

As required by rule 17a-5(g) (1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures, that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a) (11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customers securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examination, counts, verifications and comparisons.
2. Recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statement being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the company's practices and procedures were adequate at December 31, 2007 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SED, the National Association of Securities Dealers and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Bray & Associates CPM

Bray & Associates CPA's, LLC

February 21, 2008

END